October 1, 2007

Re:	Compañía de Telecomunicaciones de Chile S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on April 13, 2007 (File No. 1-10579)

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C.  20549

Dear Mr. Spirgel:

Compañía de Telecomunicaciones de Chile S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 13, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F, as well as our supplemental response letters dated July 13, 2007 and August 8, 2007.

The Company has commenced work on a letter responding to the Staff’s comments.  However, the Company received the Comment Letter on Thursday September 27, 2007 and believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company, and as discussed by telephone with the Staff, we respectfully request an extension of time to respond to the Comment Letter by October 12, 2007.

Mr. Larry Spirgel	2	September 28, 2007

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours, /s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:           Isabel Magarita Bravo Collao
Compañía de Telecomunicaciones de Chile S.A.